FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2003

VANCAN CAPITAL CORP.

(formerly, CEDAR CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

VANCAN CAPITAL CORP.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Vancan Capital Corp. (hereinafter called the "Company") will be held at the office of Company, 1400 – 400 Burrard Street, Vancouver, British Columbia on June 20, 2003 at the hour of 10 o'clock in the forenoon for the following purposes:

(a)

To receive and consider the Report of the Directors, the audited financial statements of the Company for the period ended December 31, 2002, and the report of the auditor thereon;

(b)

To re-appoint LaBonte & Co., Chartered Accountants as auditor for the ensuing year at a remuneration to be fixed by the Directors;

(c)

To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

(d)

To determine the number of Directors at three;

(e)

To elect Directors for the ensuing year;

(f)

To consider and, if thought fit, to approve a stock option plan for the Company, as more particularly described in the Information Circular;

(g)

To consider and, if thought fit, to approve a resolution to delist the common shares of the Company from the facilities of the TSX Venture Exchange; and

(h)

To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to Gregory S. Yanke Law Corporation, 200 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of May 19, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

“Stuart Rogers”

Stuart Rogers, President

VANCAN CAPITAL CORP.

1400 – 400 Burrard Street

Vancouver, British Columbia

V6C 3G2

Telephone: (604) 689-1749

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT MAY 19, 2003 FOR THE ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD ON JUNE 20, 2003.

This Information Circular is furnished in connection with the solicitation of proxies by management of Vancan Capital Corp. (the "Company") for use at the Annual General Meeting of Members to be held on June 20, 2003 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company.  In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY.  A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF THE COMPANY'S SOLICITOR AT 200 – 675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, V6B 1N2, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly.  The Form of Proxy confers authority upon the named proxy holder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY.  AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.  The Proxy confers discretionary authority upon the named proxy holder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value.  As at the date of this Information Circular, 3,460,625 common shares without par value were issued and outstanding, each such share carrying the right to one vote at the Meeting.  The Directors have fixed May 19, 2003 as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company which are issued as of the record date other than:

Name

No. of Shares

Percentage

Paul John

520,000

  15.03%

Stuart Rogers

466,500

  13.48%

Patricia Rogers

350,000

  10.11%

ELECTION OF DIRECTORS

At the last Annual General Meeting of Members, the number for which positions exist on the Company's Board had been fixed at four.  Management is proposing to decrease the size of the Board to three directors.   If this resolution is passed, the number of Directors will be set at three.

The persons named in the following table are management's nominees to the Board.  Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the Company Act or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD FROM WHICH NOMINEE HAS BEEN DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Stuart Rogers Vancouver, B.C. President and Director	President of the Issuer and West Oak Capital Group since 1990 to present.	May 8, 2002	466,500
Paul John Penticton, B.C. Director	President of Paul John Enterprises Ltd.	June 18, 2002	520,000
Adrian Hobkirk Bellingham, Washington Director	President, Kaiteur Resource Corp, 1997 to present; President, Saxony Explorations Ltd., 2000 to present	Jan 15, 2003	Nil

*Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada, except for Adrian Hobkirk who is a resident of the United States.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee.  Stuart Rogers, Paul John and Adrian Hobkirk are the three directors elected by the Board of Directors of the Company to the Audit Committee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

Stuart Rogers became the President and Chief Executive Officer of the Company on May 22, 2002.  Prior thereto, Mounir Nassar was the Company's President and Chief Executive Officer.  The following table discloses annual salary and bonus compensation and long-term compensation received by these officers of the Company (the "Named Executive Officers") during the financial years ending December 31, 2000, 2001 and 2002, being the three most recently completed financial years.  No other officer's annual compensation during such periods exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Stuart Rogers President and C.E.O.	2002	$35,000	Nil	Nil	Nil	Nil	Nil	Nil
Mounir Nassar Former President and C.E.O.	2002 2001 2000	$25,000 $60,000 $40,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve 10% of the issued treasury shares of the Company for issuance to directors and key employees pursuant to a stock option plan, subject to regulatory approval and subject to member approval being obtained with respect to options granted to Insiders of the Company.  Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

No options or SARs were granted to, exercised by or outstanding to the Named Executive Officers during the most recently completed financial year.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officers in the financial year ended December 31, 2002 or the current financial year in view of compensating such Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year the directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as directors.  The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.  Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

The Company did not grant incentive stock options to non-executive directors during the most recently completed fiscal year.  No incentive stock options were outstanding to non-executive directors at December 31, 2002.

Management Contracts

The Company is a party to an agreement with Stuart Rogers, President and a Director of the Company, whereby Mr. Rogers is engaged to perform certain management services on behalf of the Company at a fee of $5,000 per month.

Indebtedness of Directors, Executive Officers and Senior Officers

None of the Directors or Senior Officers of the Company has been indebted to the Company or its subsidiary during the financial year ended December 31, 2002.

Appointment of Auditor

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of LaBonte & Company., Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors.  Labonte & Company were first appointed as the Company's auditor on March 20, 2003.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning stock options and the ratification of acts of Directors.  Otherwise no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since January 1, 2002

During the financial year ended December 31, 2002, the Company entered into certain transactions with directors or former directors of the Company or companies controlled by directors or former directors of the Company as follows:

1.

$25,000 was paid to Mounir Nassar, former President and director of the Company, for management fees;

2.

$35,000 was paid or accued to a private company controlled by Stuart Rogers, President of the Company, for management fees

2.

$10,500 was paid or accrued to a private company controlled by Stuart Rogers, President of the Company for rent and office expenses; and

3.

$40,000 was reimbursed to Mounir Nassar, former President and a director of the Company, for cash advances he made to the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a)

Stock Option Plan

Pursuant to the TSX Venture Exchange’s Policy 4.4 regarding incentive stock options, all listed companies, other than capital pool companies, are now required to adopt a formal stock option plan and to grant stock options only under such plan.  Accordingly, shareholders will be asked to approve a stock option plan, the full text of which is included with management’s proxy materials.

The stock option plan provides for equity participation in the Company by eligible directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options.  The Company’s Board of Directors will administer the plan.  Options may be granted to purchase common shares on terms that the directors may determine, subject to the limitations of the stock option plan and the requirements of the TSX Venture Exchange.

The following is a summary of the terms of the proposed stock option plan and is qualified in its entirety by the full text of the stock option plan which is available for review at 200 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2:

1.

The number of common shares to be reserved and authorized for issuance pursuant to options granted under the stock option plan is 20% of the issued and outstanding common shares of the Company from time to time;

2.

Under the stock option plan, the aggregate number of optioned common shares granted to any one optionee in a 12-month period must not exceed 5% of the issued and outstanding common shares.  The number of optioned common shares granted to any one consultant in a 12-month period must not exceed 2% of the issued and outstanding common shares.  The aggregate number of optioned common shares granted to an optionee who is employed to provide investor relations activities must not exceed 2% of the issued and outstanding common shares of the Company in any 12-month period;

3.

The exercise price for options granted under the Plan will not be less than the market price of the common shares less applicable discounts permitted by the TSX Venture Exchange;

4.

Options will be exercisable for a term of up to five years, subject to earlier termination in the event of death or the optionee’s cessation of services to the Company; and

5.

Options granted under the stock option plan are non-assignable, except by will or the laws of descent and distribution.

(b)

Delisting of the Company’s Shares From the TSX Venture Exchange

Management is proposing a resolution that the Company be authorized to make application for the delisting of its common shares from the facilities of the TSX Venture Exchange and that the directors of the Company be authorized to determine the timing and terms of such delisting in their sole discretion.

The Company’s shares currently trade on the TSX Venture Exchange and the OTC Bulletin Board.  The TSX Venture Exchange’s more restrictive rules and policies may prevent the Company from taking advantage of business opportunities that would be beneficial to shareholders.

In order to ensure that the Company is able to proceed with business transactions that require flexibility in agreement structure without unnecessary regulatory costs or delays, management requests that shareholders provide the Board of Directors with authority to delist from the TSX Venture Exchange if circumstances warrant.

The Company’s Board of Directors does not have any current plans to delist its common shares from the TSX Venture Exchange.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING.  HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

Dated at Vancouver, British Columbia, this 19th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

 “Stuart Rogers”

               Stuart Rogers,

President

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF VANCAN CAPITAL CORP. (THE "COMPANY") FOR THE ANNUAL GENERAL MEETING OF THE MEMBERS TO BE HELD ON JUNE 20, 2003.

The undersigned, a registered Member of the Company, hereby appoints, Stuart Rogers or failing him, Paul John, both Directors of the Company, or instead of either of them ______________________, as Proxy, with power of substitution to attend and vote for the undersigned at the Annual General Meeting of the Members of the Company to be held on June 20, 2003 and at any adjournment thereof.  The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1.

FOR (   ) OR WITHHOLD FROM VOTING FOR (   ) the re-appointment of LaBonte & Co, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.

2.

FOR (   ) OR AGAINST (   ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting.

3.

FOR (   ) OR AGAINST (   ) determining the number of Directors at three.

4.

The election of the following as Directors:

(a)  STUART ROGERS:

FOR (   ) OR WITHHOLD FROM VOTING (   )

(b)  PAUL JOHN:

FOR (   ) OR WITHHOLD FROM VOTING (   )

(c)  ADRIAN HOBKIRK:

FOR (   ) OR WITHHOLD FROM VOTING (   )

5.

FOR (   ) OR AGAINST (   ) approving a stock option plan for the Company, as more particularly described in the Information Circular.

6

FOR (   ) OR AGAINST (   ) approving a resolution to delist the common shares of the Company from the facilities of the TSX Venture Exchange

NOTES:

1.

The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly.  The Form of Proxy confers authority upon the named proxy holder with respect to matters identified in the accompanying Notice of Meeting.  IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS.  The Proxy confers discretionary authority upon the named proxy holder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

2.

EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE ANNUAL GENERAL MEETING OF MEMBERS OTHER THAN THE MANAGEMENT NOMINEES.

If you desire to designate as Proxy a person other than Stuart Rogers or Paul John, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3.

A Proxy, to be valid, must be dated and signed by the Member or his attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation.  If the Proxy is executed for an individual Member, or by an officer or attorney of a corporate Member not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4.

A Proxy, to be effective, must be deposited at the office of Gregory S. Yanke Law Corporation, 200 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

Signature

Name (Please Print)

Address

NUMBER OF SHARES:

DATED this ______ day of ____________________, 2003.

SUPPLEMENTAL MAILING LIST RETURN CARD

RETURN CARD

TO:

VANCAN CAPITAL CORP.

The undersigned certifies that he/she is the owner of securities of Vancan Capital Corp. (the "Company") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

DATED:________________________

_____________________________________

Signature

_____________________________________

Name - Please print

_____________________________________

Address

_____________________________________

_____________________________________

E-mail Address

How would you prefer to receive the Company’s interim financial statements (check one):

___ via e-mail

___ via regular mail

NOTE:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to the office of the Company at 1400 – 400 Burrard Street, Vancouver, British Columbia, V6C 3G2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCAN CAPITAL CORP.

Date   March 29, 2003

By:     /s/ Stuart Rogers

Stuart Rogers

Director